Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: October 31, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

KLM Press Conference
Questions and Answers
Closing Comments
KLM Analyst Meeting
Questions and Answers
Closing Comments

KLM Press Conference
Thursday 23rd October 2003
08:30 Hrs UK Time
Chaired by Rob Ruijter

Good morning ladies and gentlemen, welcome to our press conference on our half-year figures. As indicated in our invitation, Mr Ruijter will give you a short presentation to give you some additional information on the figures and afterwards he is available for your questions. Mr Ruijter, please go ahead.

Rob Ruijter

Thank you Jan Christiaan. Good morning to all of you. Starting with the summary of what we’ve seen in the last quarter, I think it can be summarised by a very tough operating environment, reflected by a reduction in our turnover of 12%, however focus on our cost savings programme has continued and we were able to manage our costs down with 13%, hence improving our margins slightly.

If we look at it in a bit more detail on the revenue side, clearly SARS, as we had indicated the last quarter, continued to have an impact on our revenues, although the decrease in our revenues has been less significant than in that first quarter. At the same time, on capacity, which was essentially flat year on year, we reduced our costs by 13% and the effects of the structural cost saving measures are making themselves more and more felt, and I’ll come back to that a bit later on in my presentation, and therefore we improved our margins.

If we look at the individual businesses that we have. On the passenger side, traffic was down 3%, with capacity in this business was down 3% as well, resulting in our revenues going down by 9%. If you look at our operating expenses, however, we were able on the capacity, or in spite, I should say, of the capacity reduction of 3%, to manage our unit cost, excluding currency effects, down with 1% on the cost side, though we were helped of course by the lower dollar.

If we look at yield and yield developments during the quarter, what we see is that both in Europe and Asia Pacific, yields continue to be under significant pressure, the Asia Pacific route area about minus 10%, Europe minus 6%. The good news was that the yield on the North Atlantic, excluding currency effects, was actually plus 2%, and also in the other route areas, namely Asia Pacific, towards the end of September we actually started to see that yields were recovering. Also if we look at forward bookings, we see that they’re still somewhat below last year’s level but the development of booking closer to departure continues and also, given the focus that we have on ticket time limits, we see less cancellations of tickets and less no shows actually, so that is underpinning traffic that we have, all in all resulting in a profit of €116 million for our passenger business, which is only €6 million lower than last year.

If you look at our cargo operation, there traffic was 6% higher than last year, but also on 6% higher capacity, the higher capacity on the cargo side was due to the introduction of the two new freighters earlier this year, which do show an excellent performance. And also on the cargo side they were able to reduce their unit costs, excluding currency effects, by 2% year on year, the main drivers there being the direct cargo costs and a reduction in trucking costs that we have been able to achieve. But there’s continuous pressure, though, in the cargo market, certainly ex-Europe is very weak due to the weak European economies. Traffic ex-North American to Europe is increasing, but with very significant yields pressure. The only markets that are good are actually ex-Asia Pacific, certainly ex-China and ex-Japan for us, both is good, with relatively strong yields from that particular route area. And maybe to remind you as well that last week we welcomed the first full freighter from China Southern here at Schiphol, we started co-operation with them, allowing us to even better serve the Chinese market going forward.

If we look at our engineering and maintenance business, what we see there is again revenue pressure. Two reasons there. Given the state of the industry there are less flight hours and therefore there’s less flight hour related income in the business, and also cost cutting at airlines delaying maintenance is pushing activity, if you want, away and that has an impact on revenues. But also at engineering and maintenance, focus on their cost base reduced by 13% and it was achieved there by mainly reducing FTEs, people, if you want, overheads are under strict cost control, but also cash management in this business does get a lot of focus. But conditions continue to be challenging, though, for engineering and maintenance.

There is increased competition that has been building up over a longer time from countries like China, certainly for wide-body maintenance, and Eastern Europe for narrow-body maintenance, that’s the base maintenance and that’s the type of maintenance for which you need a lot of labour, and labour is, as I’m sure you are all aware, relatively expensive here, and that is not being helped of course by a very strong euro that again we’ve seen over the past few months in the quarter and continuing in October as well. And also with more and more airlines phasing out older equipment, which stands to be very labour-intensive as far as maintenance is concerned, older engines, which are also very maintenance-intensive, you see that being pushed away and that has an impact on the business. Nevertheless, a profit in that business of €9 million, which again is only €2 million below last year.

If we look at Transavia, traffic down 6% there on a capacity that was 4% lower than last year, and some slightly lower load factor at Transavia, but also Transavia continues to manage its costs down, unit costs there decreased by 11% year on year, and there’s more to follow at Transavia. Transavia started the cost savings programme slightly before we did it at the main airline, KLM, and so they are somewhat ahead of us, although they announced last month further cost reductions and actually further staff costs as well. There continues to be pressure in the charter market. During the spring when there was a lot of uncertainty, bookings lagged behind and, given the excellent summer we had, the later demand never materialised, people didn’t decide last-minute to go to more sunny destinations, so there wasn’t really a recovery in the quarter that actually we had hoped for.

Also at basic air, there continues to be volume and yield pressure there. The competition in low cost, both at Schiphol as well as at the more typical low-cost airports that we see in the Netherlands or close to the Netherlands. There is over-capacity there, so that is a market that continues to be, well, challenging as we say. The effect of Transavia, an operating profit of €25 million, but that was €7 million lower than last year.

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If we then look at the numbers, if you want, what you see here in the second quarter, therefore, revenues down by the 12% I talked about, our costs down significantly and our EBITDAR margin improving by 0.8%, our operating income still improving by half of a percent, net income in absolute terms is also higher than last year, but I should say there were a few special items there, we sold our interest in TUI Netherlands in September, we realised a profit of €6 million on that, and also in relation to earlier disposals of subsidiaries in the last few years, there was a release from some provisions we still had there for a number of reps(?) and warranties that were not required. Also included in there is our share in the results of Martinair and Kenya Airways, which both had a performance that was very good in comparison to last year, so also that helped, hence a net income therefore that is actually better than last year.

Looking at cash, we clearly always continue to be focused on cash. Looking at the free cash flow, which is the combination of the operating cash flow and the investing cash flow, we actually had a positive free cash flow of 90 million in the quarter. The investing cash flow, at 75 million, continues to reflect our ongoing programme of replacing the 747-300s at the moment with 777s, the reason why I don’t see a number of familiar faces today is that they’re all in Seattle, because tomorrow there will be the delivery of the first new 777 to KLM that actually will arrive at Schiphol at 8.45. Our on-time performance has actually also been quite good in the industry so I’m assuming the flight will be on time Saturday morning and that will be a landmark event in KLM.

Our financing cash flow was negative this quarter, it has to do with repayments on a number of financings we had in place, especially related to 747-400s and we have not refinanced those aircraft, hence the significant cash outflow in the financing area. However, all in all, our financial position continues to be strong, we have about €850 million in cash, slightly lower than at the end of the first quarter, but, as I said, the main driver there redemption of loans and not taking out any new financing there. The result of it all is also an improvement in our net debt to equity ratio, 298%, which is still at a very high level but again reflects the fact that we’re in the middle of this fleet replacement programme.

Two things then on the cost measures that we are implementing. Just as a reminder to you, when we announced the programme we said we would save from April 1 05 onwards at least €650 million a year, and last quarter we specified that during this year we would deliver about €200 million of that next year, about €570 million, so in a year and a half from that year on our cost base should have been lowered by the €650 million. So what are we doing so far, what is the progress we are making to date? And first quarter we already announced €26 million of structural cost savings, that has increased to €62 million in the current quarter. If you annualise that, we have achieved close to €150 million already of the cost savings. The target for this year, as we communicated before, is €200 million in our results, and we clearly continue to be committed to delivering actually that level of cost savings.

Looking then at a few elements of that. First of all jobs, what’s happening there? We started the year with almost 34,000 FTEs in KLM, at the end of June that was still just over 33,000 and now stands at 32 1/2 thousand people there. In order to stay on track and realise the savings, or at least in part there, we need to go down to just the 31,000 people

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at the end of March and although it’s challenging, we keep focus on that and should be able to achieve that.

Looking at some of the achievement in other areas, I just mentioned something on FTEs. Looking at external cost then, there’s been a lot of focus on our procurement programme, our purchasing activity, if you want, we’ve addressed a number of issues, there’s a few examples here, handling in the cargo area both here at Schiphol and outstations, handling of the passenger aircraft at outstations, the hotels we book, the fees we pay to the GDSs for bookings that are being done, all of those have been addressed. There’s two ways in total we’re addressing in those two waves about €700 million of spend, but there will be a wave three and a wave four as well, but the savings that we have identified range in the 15-20% areas, also therefore we are on track, it’s a matter of implementation in those cases now and we need to keep discipline. And maybe what’s not mentioned on this slide, because fleet renewal was part of it, and I already said earlier on that part of the fleet renewal programme is not only to 777s, but also the new full freighters that we have in our fleet and the performance of those freighters continues to be surpassing actually our expectations, they’re doing a lot better than we thought that they would.

So in conclusion, we have started to deliver all our structural cost savings programme, we do remain committed to the target. During the last quarter you may imagine that the challenge was to keep focused on the cost savings programme during the negotiations we had with Air France, also going forward I guess that is going to be the main challenge as well, to keep the focus on the cost savings programme and not for everybody to sit back and relax and think “Hey, we’ve done a deal, now we’re going to be part of the largest European airline, that does away with the need”. That is definitely not true, and I go back to my opening statement, I mean our turnover was down 12%, we continue to operate in a very difficult environment, and the cost focus is the prime objective that we’ll have for the remainder of this fiscal year.

With that I come then to the outlook. We have not changed our outlook in comparison to last quarter, so we continue to say that we expect to be approximately break-even on the operating income line, that is what we said last quarter. I don’t think the world around us quite believed what we said but, given the progress we are making with our cost savings programme, we do remain confident that that ought to be achievable. So thank you for your attention and let’s go to whatever questions you may have.

Questions and Answers

May I remind you to please use the microphone in posing your questions, since the press conference is also webcast and the people on the other side of the line can also hear your question?

Louise Johnson(?)

Do you still expect to have a net loss for the full year ()?

Given the statement that we have in our outlook, where we say that operating would be approximately breakeven, that would therefore suggest, given that there is the financial income and expense and a number of other items that need to be deducted, if you want,

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from that, so that would imply a small net loss for the year, and that is on the basis of the current trading environment and the current economic conditions. If economic recovery becomes a bit more robust, then that outlook may change, but at the moment it’s too early to deviate from what we’ve said.

Erich(?)

You’ve said that the dollar has helped, the lower dollar. When you look at the operating expense there is a decrease of 13%(?). When you exclude currency effect, what kind of percentage do you have ()?

Yes, I think I did say a few things there on cost, that our operating expenses, for example, if I look by individual businesses, let’s take the passenger business because that is more than two-thirds of our operation. In the passenger business our operating expenses in total went down by 9%, excluding currency effects that was 5%, and our unit cost 5% lower, and our unit costs were minus 1% year on year against a capacity reduction of 3%, so on the cost side the cheaper dollar has helped us, the effect of that was about 85 million in total for the company, however on the revenue side the lower dollar led to a loss of about €110 million in revenue, so yes, on the cost side we’re being helped by the currency effect, on the revenue side we’re being punished by the lower dollar, but that is why in the statement I made some remarks, and you can find more detail in the press release as well, that actually excluding the currency effects our costs did go down as well.

Participant name inaudible

Can you go into a bit more detail about the fleet renewal programme and the steps you have taken to phase out the MD11 a bit later than expected? Why is that?

Yes, fleet renewal, we always said we had two phases, the first phase was related to the 747-300s and the phase out of that and replacement by the 777, as I said, that is ongoing, and the 10 777s replacing those aircraft will come into the fleet over the next year or so, in fact this year there will already be four of those aircraft arriving, like I said, on Saturday, the first one to be welcomed here at Schiphol, that was phase one. Phase two of that replacement programme was phasing out both our 767s and MD11s.

Now what we’ve decided in the meantime is, and I should be complete there, and the objective was to complete that during the years 06 to 08, and looking at it and obviously taking into consideration our results, the environment we operate in on the one hand, but also on the other hand that the MD11s are actually relatively young aircraft, on average they’re only about six, seven years old, which is actually very young for an aeroplane, and we said it is very well possible to continue to fly with those aircraft a number of years longer, the current horizon being to fly those MD11s until about the year 2012, it’s very far away so that’s the level of precision I can put in there, but very importantly though it does mean that by doing that we’re delaying capital expenditure in excess of €1 billion, which clearly, with all the operating challenges, with all the uncertainties that we operate in, we feel comfortable with in doing that, it’s an economically correct decision.

What it does to our capacity is not very much, we said that the whole fleet replacement programme essentially led to a very small reduction in seats, but as we tend to continue slightly longer with the MD11s, that is more a flat picture, if you want, although at the

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same time as part of our cost saving programme we’re also looking at productivity, therefore also looking at productivity of aircraft, and if we are able to keep our aircraft longer in the air, make them fly more hours, that actually would be an opportunity to increase capacity as well by a higher utilisation there, and we would clearly do so if markets were to recover in the next few years.

Chris Berevsky(?) — Reuters

I was wondering if you could switch gears a little bit and if you can tell me if KLM has filed any documents with the European regulators or the Department of (), the Department of Transportation in the US. Just wanted to know when the clock will start running.

Yes, there has been no filings yet, both in Washington and in Brussels, we are clearly jointly with our friends from Air France in discussion there, because we want to have, if you want, a high level of awareness of what the issues are, the concerns that there might be with these authorities, so that in our initial filing we can be as complete as possible, because we would like to be on a timetable that is relatively fast for approval. I’m sure you are aware, if you file these things there’s a phase one approval procedure which takes six weeks, however if there are many questions in that first six-week period you go to phase two, and then you automatically add another four months or so to the approval process. We would like to get approval quickly, hence the fact that we haven’t filed anything formally yet, we are preparing the filing, we are doing that by testing the temperature of the water, if you want, as good as we can file as complete a document as possible. That is currently expected to take place in the first half of November is the timetable we’re working to.

Participant name inaudible

In one of the last () you said that your external costs would be kept between 15 and 20% and that you were cancelling €700 million (). Did I understand properly?

No, not entirely, I’ll go back to the slide for you there. It is a spend of €700 million that we have addressed, so of our external costs, which is, if you exclude labour costs and I guess if you exclude fuel as well, fuel is always very special, our external costs is about in total €2 billion, a bit more than €2 billion. Of that €2 billion, if you want, in round numbers, we have currently addressed spend of 700 million, so a bit more than one-third of the total, and savings that we see that we can achieve on that 700 million ranges from about 15-20%, as clearly some areas were more successful, there’s other areas where it’s much more difficult to realise significant savings. So on a spend of 700 million therefore in numbers we are realising between 100 and 150 million or so would be the total bottom line, but I think the actual number that we have identified is somewhere around 123 or 124 million or so to be precise from the spend of the 700 million as savings that we can realise, that we need to implement, you can’t do that immediately of course, it typically takes some time to realise that, but that is a security in contracts and only needs to be implemented.

Tim Gayzer(?) — Petra Financial Moves(?)

How big was the impact of SARS on EBIT level in the second quarter?

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It’s becoming more and more difficult with SARS being longer behind us to identify that. At the time of our first quarter results I said that we expected the total effect to be about 200 million, we then had the scene in the first quarter and that was reasonably identifiable, if you want, about 110 million. The developments in this past quarter have been in accordance with what we expected at the time, whether we quite achieved the 90 million, I don’t know, because, as I told you earlier on, we’ve seen both traffic and especially yields from the Asia Pacific area increase towards the end of the quarter, towards the end of September therefore, to be more precise, in the second half of September, so whether the total impact actually was the 90 million I find difficult to say, it was certainly still significant. If I would put a number on it or a range, let me put a range on it, I would expect it to be somewhere in the 60 to 90 million, indeed, but I find it very difficult to be more precise there because, given that it’s more than a half a year ago now that we were in the real impact, it becomes much more difficult to identify and analyse that in detail.

Gustav Linker(?)

On the day that you announced the merger with Air France, Mr Cerfontaine of Schiphol Airport said that the IPO for the airport is needed now more than ever, because if Air France and KLM merge they need to be strong as well. In the past, KLM always or for a long time opposed private Schiphol. How do you see that now?

I think you really need to ask Mr Cerfontaine what he wants with Schiphol. We’ve always said that if a number of specific conditions are being met, that we would not be opposing a privatisation of Schiphol, like I said, provided those conditions are met. Not really I would like to comment any further, the only thing I would like to say in relation to Schiphol and the merger with Air France, that in the new airline we are forming that we intend to grow that airline and that we therefore intend to grow our business at Schiphol as well going forward. The reason why I’m saying that is that there have been suggestions that we might reduce our activities as Schiphol after 3, 5 or 8 years, depending on which issuance(?) you look at and how that is being structured. I would like to emphasise that there is an intention to expand at Schiphol as far as the KLM group is concerned, or the Air France KLM group is concerned going forward. Whether Mr Cerfontaine () this(?) privatisation or not, ().

An additional question of the same gentlemen?

Yes please, but let me phrase this another way. Would a private Schiphol hurt the new company?

Hurt in the sense? Oh financially probably. Would it hurt? No, it depends, like I said, on the condition. If we want to develop a main port at Schiphol, between ourselves here in the Netherlands, and that’s the government, that’s the airport authority, that’s clearly KLM, that is Netherlands Inc, if you want, the BV Nederlands, we all have a joint interest there, and we need to create the right conditions for that, which means that Schiphol should be competitive, if not more than competitive with other major hubs in Europe, and given that we are a marginal hub, KLM is more dependent on transfer traffic than any other major airline in Europe, the transfer traffic tends to have a lower yield, which means that our costs need to be lower than at any other airline, our unit costs in fact are lower than any of our competitors already, if you want, that puts the challenge at the airport, also makes sure that they are best in class and are able to offer the lowest costs and at the same

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time clearly a good product there. Those are parts, or that’s one of the conditions, and then there’s others that they need to fulfil as well from our perspective, whether that is via a privatised Schiphol or a government-owned Schiphol is not really of major concern to us, like I said, provided the right conditions are in place.

Participant name not given

It’s about Alitalia. () KLM’s point of view on Alitalia joining in with KLM and Air France, and have you talked about any indicative timeframe for the Italian company to enter the merger?

Yes, we said a few things about that in the past few weeks during our roadshows, among others. From our perspective, the Air France KLM, there’s two major conditions that need to be fulfilled. One is that Alitalia needs to restructure, it is a loss-making airline at the moment, they have a number of issues, challenges if you want, those need to be addressed before Alitalia could join Air France KLM on the one hand, and the other condition is that it needs to be privatised as well, so those two conditions need to be met. That is actually a rather tall order, they need to do a lot of work still to get there and our expectation is that it would likely take them a few years to get to that point and that therefore if you want puts a timeframe on it, at least from our perspective, ours being Air France KLM perspective.

Participant name not given

Did you take any steps with Air France already concerning the overlap flights ().

Two things there. Clearly we have been talking to Air France or in the discussions rather, I should say negotiations with Air France, we’ve been talking about the networks. One of the advantages of working together is that there is little overlap in our networks, that’s one of the reasons why we feel that the combination potentially is so strong, and in those destinations where there is an overlap, those are the destinations we probably both at large would want to continue servicing because they’re very important destinations, like New York or Los Angeles or Tokyo, and those are the major streams, if you want. There are a very small number of opportunities where, indeed, we could optimise between the two, there have been some very high level discussions, but nothing yet in detail.

I should remind you and constantly need to remind myself, that at the moment we’re still competitors, we don’t have approval yet from the competition authorities to start, if you want, implementing the merger, we can’t do that so we have to be very careful there and go through the process in the proper way, we need to get approval from the authorities, we would like to do that via the fastest track possible, so that we can start discussing those issues after we’ve gained the approval but possibly before we actually close the transaction, before the closure of the tender offer, that by the time the deal is executed, if you want, that we can implement as quickly as possible, certainly in the intercontinental network. Like I said, the most important message is that, given the limited overlap there, there’s only a very limited number of destinations, then you’re talking low single-digit numbers there, and we’d like to get on with that as soon as possible but we need the approval from the authorities before we can really move ahead ().

Do you think your logo is going to change in the near future and maybe some of... maybe the crown, or the details of your logo is going to disappear?

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We will have to see. Clearly I hope it’s not going to change, but that’s her majesty’s decision. Maybe I shouldn’t say this, but internally in KLM I already saw the letters KLM, which is () instead of the crown there, which created a smile here and there. And we clearly hope we can continue to use the crown, that is our brand, we have a very strong brand with that, so that process is in hand, but ultimately is the decision of her majesty. There are some precedents though of companies that are foreign-owned and continue to be royal, if you want, and therefore the right to continue to have the crown. I can only say that we certainly hope that in our case that will work.

Participant name not given

() to punish(?) airlines harder if they have drug traffickers on board. How is KLM’s ()? Whose responsibility is ()?

Yes, we feel that security is the responsibility at the departing point, ie authorities from countries and airports that we depart from should have good processes in place to manage security and therefore avoid that traffickers are on board, and that is what we want. We don’t want checks at Schiphol, if you want, because we lose aircraft and for many hours it would jeopardise the transfer model that we have, but much more importantly, one of the reasons why we have clearly been addressing the issue and raising the issue is that there have been clearly incidents with people that got very sick, if not died, on board and that is certainly something that we don’t want either our passengers or our cabin crew to be exposed to, so we don’t want checks, random checks or whatever at destination, we feel that at the origin these processes should be managed properly, because if that is not the case then in situations we might have to reconsider, as we said before, whether we want to buy at all ().

Fines(?) for the airlines will not ().

No, I don’t think so, it’s like I said, it’s the authorities that have the responsibility to do the security checks, whether it’s governmental authorities or airport authorities, in all the markets we serve, including the Netherlands, I mean ex(?) Amsterdam that is the situation as well as it is flying into Amsterdam, that is where the security check. If that is inadequate, we need to think about whether we want to expose our other passengers and cabin crew to risk. If those risks are too high, like we said before, then maybe we should reconsider flying to those destinations ().

Cristobel Veslina(?) — Agence France Presse

About the overlapping flights, you say you’re going to address the issue after you’ve got the approval, but this could hamper the approval as well, I’m thinking of Amsterdam / Paris or Amsterdam / Lyon. So I guess you’re already () making proposals for these overlapping flights to the authorities about(?) () approval.

Yes, I must admit when I was talking about overlap in the network I may have said, and maybe not clearly enough; I was mainly referring indeed to the intercontinental network. Looking at Europe, you’re quite right, there’s two routes where we overlap, and it’s indeed on Amsterdam / Paris and Amsterdam / Lyon. There may be remedies there, at the moment I think we jointly fly about 12 times between Amsterdam and Paris, for example,

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that may have to be reduced as a result of (), but that’s not sure yet. At the same time, rather than both flying we can combined the schedules, and clearly even with a reduced number of flights, and maybe larger aircraft can even have a more efficient operation tomorrow than we have today there. But that is very limited, but as you rightly say, that only affects two routes in the network and therefore the impact on the total is rather minimal, or likely to(?) ().

Any further questions?

Closing Comments

Thank you very much for attending and we all wish you a very nice day.

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KLM Analyst Meeting
Thursday 23rd October 2003
14:30 Hrs UK Time
Chaired by Rob Ruijter

Barbara

Ladies and gentlemen, I just wish to extend a warm welcome to you gentlemen. Welcome to our head office for the analyst meeting on KLM second quarter results and also welcome to everybody listening to the webcast or to the conference call.

During the next 15 to 20 minutes Rob Ruijter will present the highlights of our second quarter results and he will also elucidate on the progress made to date on our structural cost savings. After this introduction there will be an opportunity for you to ask any questions you may have and I would kindly ask you to use the microphone for that purpose in order to allow the people listening to the webcast to understand your questions as well.

Since we will be discussing forecasts, I need to read the mandatory Safe Harbour disclaimer. During the meeting we will be making forward-looking statements within the meaning of the US Private Securities Litigation Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ from forecast results. Thank you. The floor is Rob’s.

Rob Ruijter

Thank you Barbara, good afternoon to you all. I would like to say a few things about what the highlights were clearly of the quarter, look at the financials, as Barbara says; discuss our cost-savings programme as well as our outlook for the year going forward.

So looking at the year, the second quarter, I guess the summary of it all is disappointing sales, minus 12%, which is very significant, however the focus on the cost savings programme is continuing, is embedded properly in the organisation, so we were able to reduce our cost by 13%, hence improving our margins, and we are pleased with that.

If we look then at revenues, what did we see there? Down by 12%, clearly the aftermath of SARS was still there, we had announced that already at the end of the first quarter, but encouraging is that the drop in sales at least was less than it was in the first quarter, it came down from 60% to 12% now. Costs down by 13% on flat capacity in total, though the effects of the structural cost savings are making themselves felt, and I’ll discuss also a bit more when I review the individual businesses. But we did improve therefore our margins 1/2% on the operating results, 0.8% looking at EBITDAR.

Looking then at the individual businesses. On the passenger side of the business, we saw capacity and traffic both down by 3%, so stable load factor year on year, but yields declined by about 8% and also the manageable yield, because there’s a lot of currency effects in there, down 1%, and a decline most pronounced in the Asia Pacific and Europe areas, Asia Pacific 10%, Europe minus 6%. The good news was that at least the manageable yield on the North Atlantic was plus 2%, so manageable yield excluding currency effects.

On the operating side, costs down by 9%, excluding currency effects that was 5%, and if we look at our unit cost and having taken into consideration the 3% capacity reduction in the passenger business, our unit costs still went down by 1%, so on all parameters we have demonstrated that cost controls are in place. If we look at the passenger business, the star performers I guess are the commercial division and ground services, where we’ve seen the biggest impact to date of the cost savings.

Talking about the yield development during the quarter, we did see that towards the end of the quarter yields were starting to improve, so for September, for the month as a whole, yields, manageable yields I should say all the time, increased year on year, so that was good, and that is certainly more in the intercontinental area or destinations rather than Europe, and Asia Pacific was contributing to that, so both traffic as well as yield to and from Asia Pacific seem to have left therefore SARS really behind them now.

Looking at forward bookings, we have come out of the trough; we are still slightly below last year. What we also see is the trend that we have already indicated before, that traffic has become a lot later booking than it used to be, but what we’ve also seen is that not only are booking patterns somewhat more stable, we see less cancellations, we see less no-shows there, which to some extent is stricter management on our side as well. Operating profit then in the passenger business of 116 million, was 6 million below last year.

On the cargo side, both capacity and traffic up by 6%, the new freighters are the drivers behind that, we’re actually doing better with those freighters than we had envisaged in the business case for that part of the fleet replacement programme, so that is very encouraging there. Yields under pressure on the cargo side, and I’ll say something about that in a minute, but again looking at costs the operating expenses down by 2% but also the unit costs again, even excluding currency effects, minus 2%. The main cost drivers there being, and therefore the major areas where we have achieved those cost savings in the direct cargo costs as well as in trucking costs, those were the main areas where we achieved a lot of cost savings.

If you then look at the market, and with the markets at yield(?), traffic ex-Europe continues to be weak, a reflection of a continuing weak economy in Europe, with yields under pressure. If we look ex-North America to Europe, traffic is picking up, but the yields are very bad still, so there’s still a yield pressure for cargo coming in from the US, but more flows.

If we then turn to Asia Pacific, strong markets for us are China and Japan, good flows and actually good yields as well and maybe in that light I should say that last week we welcomed the first freighter from China (), and we’ve started also on the cargo side, a co-operation now with China Southern(?), so they will use Schiphol as their cargo hub in Europe, it’s something we’re quite pleased with, it means that we have daily connections now to many parts of China, which helps us continue our strong position that we have in cargo in that market. Operating profits, 13 million, however €5 million less than last year.

Engineering and maintenance, yes, pressure there, the fact that the industry is under pressure means capacity reductions, means less flying, means less flight/hour related income for our engineering and maintenance business, as well as airline cost-cutting and cash savings means that they push maintenance, certainly time and material type of work, as far backward as they can. That has an impact on the business. But again focus on cost in engineering and maintenance, mainly realised through FTE reduction, a lot of focus on overheads, as well as a lot of focus on cash control, working capital management in engineering and maintenance is quite good.

But there remains overcapacity in the market and the strong euro isn’t helping, so we see increased competition from especially China for wide-body base maintenance, we see increased competition from Eastern Europe for narrow-body base maintenance, and it’s all labour-intensive, and a strong euro, if you want, underscores that situation, so that’s not helping the situation. And then with the downturn in the industry, not only less capacity but also clearly grounding and phasing out of all the types of aircraft as well as older engines which typically both require clearly a lot more maintenance than a modern fleet does. So operating profit engineering and maintenance, 9 million, which is down from 11 million last year.

Looking at Transavia, our charter and low cost business, capacity down 4%, but traffic down 6% year on year, therefore load factor is down 2.4%. Again, good cost control in place there as well, Transavia started with what they call their Transpirit programme already before KLM, with its cost saving programme, they’re making good progress there and they’ve announced even further cost-cutting in their ground(?) () organisation of about 14 million, including another reduction of 70 FTEs there. So the cost control is okay but there’s volume pressure in that market, certainly on the charter side of the business. We did communicate earlier to you that there was pressure on booking levels, we had hoped that that would come back during the summer, but given the excellent summer that we had, that demand never materialised, so in that sense the past quarter was somewhat of a disappointment on the charter side.

On basic air, if we look at the low cost market, yes, competition continues unabated there and we see it both at Schiphol as well as in airports surrounding us in the Netherlands or just across the border, the pressure from low cost continues, there’s over-capacity there, that’ll continue to be a challenging situation for a while yet I’m sure. Operating profit then for the quarter at 25 million, which was 7 million below the level of last year.

Looking then at some of the financials. Clearly operating revenues all in all down by 12%, as I said, which includes the currency effect of about 6%. Operating expenses down 13% there, resulting in an EBITDAR margin which was actually from a margin perspective 0.8% higher than last year and also after cost of ownership our operating income 1/2% better than last year, although in absolute terms clearly still 10 million below last year.

Just looking then at operating revenues in summary once more, what you see on this picture here, yield down by 60 million, with a currency effect of 110 million and then other effects of close to 60 million, where the largest one is related to the sale of Buzz, which clearly was still includes in last year’s numbers. Similar picture for the operating expenses, what’s reflected here again on the right-hand side is the currency impact, in this case a benefit obviously on the cost side. Commercial cost down significantly by 40 million here, and in other again there’s a number of effects there, but it does again also include the effect of not having Buzz around any more.

Going from operating income then to net income, financial income and expenses essentially at the same level as last year, but singling out then result of holdings, better than last year, both Martinair(?) and Kenyan Airways performed better than last year, hence the increase that you see reflected here. Results on sale of holdings, two items there I would like to mention. One is we sold our interest in TUI Netherlands last month and that resulted in a profit of €6 million, we still have 9% of that subsidiary of TUI, and the other 6 million relates to release from the provision that we have relating to the sale of subsidiaries in the past where we had a provision for unforeseen cost essentially for(?) () and warranties, and we never needed to use that so that needed to be released now, resulting in therefore a net income that is actually slightly better than last year.

Cash. What we see there is, first of all, a good cash position still, ending the quarter as close to 850 million, operating cash flow of 165, investing cash flow reflecting the ongoing investments in new fleet, with a net cash flow, positive cash flow, positive free cash flow, I should say, of €90 million. Fleet continues, in fact the first 777 will land at about 8.45am and, given our improved on-time performance over the last quarter, I also hope that this flight will actually be on time at KLM and then the place will go into service next week starting with Toronto as the first destination, and we’re clearly excited about that with lie-flat seats in business class and front to end personal video systems in that aircraft.

Financing cash flow, negative almost 170 million, two 747 400s coming out of their financing, those planes are now 12 years old, the first ones that we had, and we have not refinanced those aircraft, but therefore all in all still a cash position of close to the 850 million. Maybe I should say here as well, because I was talking about fleet, one thing I should mention, which is also in the press release, that we have also reassessed our Phase II fleet replacement programme, Phase I was the 747-300s replaced by the 777, Phase II was the 76s(?), the MD11s being replaced by a mixture of A330s and 777s. What we said there is that we first now want to phase out the 76s, which are all on operating leases, essentially replacing those by A330s, but delaying with about four to five years the replacement of the MD11. Two reasons for that, 1) it’s a deferral of about 1 billion in CAPEX, and I(?) like(?) that(?), but the other one is really that they are relatively new planes, those MD11s, the last one only came into the fleet in 1998, so it is an aircraft that has a lot of life in it, the earning power of the aircraft is quite good, so in the reassessment and the reassessment of course in line of the difficult year we had behind us, what that has done to our ratios, we felt it was prudent for all of those reasons to actually defer that investment by about a further four years, although the ultimately goal remains the same, that we will have replaced by then the 747-300s, the 76s, the MD11s still with 777s and A330 in approximately equal balance, ie 50 of each probably. And I should also say, because that is a question that the Byerne(?) union just asked me, that it still means that we can do anything we had planned for in the network. Over those four years we lose about, over the four year period, about 50 million or so in EBIT as a result of the deferral, but we can essentially fly the network as we had planned because, although the MD11 doesn’t have the longest range one would want, the A330 actually does have that, so we can still fly the network that we have envisaged.

Well the financial position talked about cash already net debt to equity on balance sheet improving from 216 to 198%, although on our outlook we still expect a gearing of somewhat over 230% at the end of this year, as we have communicated before.

On the structural measures then, just as a reminder to you, the objective was to have delivered 650 million yearly from April 1st 05 onwards, the objective for this year was 200 million, with 3,000 people leaving the company and then gradually growing to that 650 million level. So where are we at to date? In our numbers for this last quarter, just over 60 million of savings that are actually realised, which means that on a running basis we have realised about 144 million so far of the programme, but clearly that is the annualised effect of those savings. Our target for this year was 200 million and we stick by the target. I should say that it wasn’t always easy the past quarter, with part of the management at least being deeply engaged in discussions with Air France, but also a lot of speculation in the press about that, that has meant an effort to keep the focus on the cost savings programme. We do need to do that going forward as well, there cannot be a sigh of relief in the company, we need to deliver on those savings, that’s part of the agreement we have with Air France as well, in fact that was in part driving the exchange ratio that we negotiated with the French. We are on track, we need to keep the focus on, and as of today we continue to be confident that we can actually deliver the 200 million that we had indicated before.

And what have we done there then? First looking at FTEs, starting the year with almost 34,000 people, just over 33,000 at the end of June, now sitting at about 32,500 at the end of September and on track for just below 31,000 FTEs in the group at the end of March. So 1400 jobs have gone, in this initial period the larger part of that had to do with temporary contracts and the like. We only have forced redundancies identified of about 100 people so far, but certainly with many more to come. So internally a reduction of FTEs is on track.

Looking extremely, we had a procurement programme in place, the tool we use for that is internally called Commodity, Strategy, Development teams, CSD teams, they have been addressing a number of issues, you see a few examples here. Wave 1, we are rolling out Wave 2 now of that programme, so the spend currently addressed is about 700 million so far, and savings range between 15 and 20%, so we are on track there. There will be a Wave 3 and a Wave 4 before it becomes a normal part of doing business within the procurement area, looking at these tools, looking at the specification of what we want, combining our negotiating power, doing things just basically in a much smarter way than we’ve done so far, but we’re delivering. And then the bullet that maybe should have been on this slide, because that was the third element, it was the fleet replacement programme already indicated, that actually the freighters are doing better than expected, we have high hopes that also the 777 when it does come into service from next week onwards will also deliver on the objectives we have set for that particular plane.

So all in all it means that we have started to deliver on our cost savings programme, as we have indicated. We’ll need to keep the focus on, as I said, it is crucial that we clearly deliver on what we promised. We do therefore remain committed to the targets that we’ve set ourselves. And just as a reminder, the disbenefit, if you want, on the bottom line from SARS and everything else, we estimated at about 200 million, that estimate stands(?) and compensating for that with about 200 million in savings. It also means that, looking at our outlook, we reconfirm the outlook that we already gave to the market at the end of the last quarter, as we expect our operating results to be approximately breakeven. So yes, we continue to be on track as far as we are concerned with that programme there, so with that I suggest I leave it here for the presentation. Barbara, over to you.

Questions and Answers

Who is going to ask the first question? Nick?

Nick Van De Brul — BNP Paribas

Just to get a little bit clearer on the SARS, I think you said it was 110 million negative effect in the first quarter, that implies then 90 million second quarter and therefore over, as far as you’re concerned. That’s the first question. Second one is on the cost savings. We clearly have the targets and the progress. I just wondered, you gave a figure I think of 20 million the first quarter, if I’m correct, 40 second and then 70 and 80, and that’s slightly higher than the amount remaining, as I remember, in your target. Is your target therefore conservative on the cost savings structure?

Yes, on SARS, indeed, we had indicated before that SARS, Iraq, those effects would be about 200 million, we did see about 110. SARS related, it becomes a less exact science to measure it still of course. I said this morning in the press conference, estimate is indeed between 60 and 90 million, so that has sort of materialised along the lines that we thought, but the further it’s away the less exact the science becomes of really pinpointing that.

On the cost side, maybe I should go back quickly to the numbers you were referring to. Yes, we had realised just over 20 million in the first quarter, we stand at 62 now. I don’t think the estimate is conservative, if anything because against our plan, in all honesty, we’ve lost some time with the focus that the works councils had on the last month on the co-operation with Air France, which meant that that took their time basically for 100% and at the same time they should have been reviewing a number of business cases, so there is a slight delay on the side of the works council as a result of that, with the business cases coming through and the approval that they have to give to that in the system that we have here in the Netherlands. So they have picked up already there the first business cases, we have already had approved in the past week since the final positive advice from the works council just before we signed a final agreement with Air France, so with that dynamic, the 200 million I think still is a tall order, but a tall order that we continue to commit to, but don’t expect us to over-achieve on that.

Lars Slomka — Deutsche Bank

First of all, on the manageable yield you gave us the details on the North Atlantic, could you give us some more details on Europe as well as on the Asian traffic? And second, you finally signed the agreement with Air France, what are the next steps or when do you expect the signing in the US and in Europe? When will that happen and how is the time schedule there for the remainder of the year?

Yes, on the yield side, if we look at the yields because I had one of the questions from one of the people that couldn’t be here. If we look at manageable yield, Europe was minus 6%, that’s the same 6% obviously I gave earlier, because that is there(?), the minus 10 for

Asia was also manageable yield I gave, so excluding currency effects, just as the plus 2% for the North Atlantic I gave, that was again also manageable yield number there.

Looking at Air France/KLM, what is the agenda for the next few months there? Well focusing on the two major things that need to be done, ie the filings with the European authorities as well as the filings in Washington, it’s currently being prepared, it will take place, those filings, in November. The reason why we’re not doing it yet is that we are in dialogue, both with the people in Brussels and Washington. We want to file a full and complete a filing as is possible because we want to have the approval only in a Phase 1 process, we don’t want to go to a Phase 2 process, which would require much more time, so we want to make sure that when we file, that documentation is complete essentially, enabling especially the people in Brussels to come with their conclusion within a six week period after the filing has taken place, so we expect that in November. As I said this morning, that does mean that we expect to get approval, well, end of this year/early January more likely, just after the holidays I would expect, so early January is what we’re really expecting there.

At the same time, we’re clearly also doing the preparatory work necessary for the offer document that needs to be presented to markets, that is quite an intensive exercise in the sense that it will mean that Air France in future, Air France KLM will have a listing in New York as well, so Air France will have to, and is preparing at the moment, and we’re working together on that pro accounts clearly under US GAAP, and pro forma consolidated accounts as well with KLM numbers in there to be filed with the SEC. Again, there needs to be comment on those filings as well before we can actually launch the offer, hence our expectation that the offer will be launched in the March period, and we hope to close the offer towards the end of March/early April, that is the timeframe that we continue to be aiming for.

So that is the timetable we’re currently looking at. Approval though will help us, once we get that. At the moment we’re still competitors and although we can talk about certain things, we cannot speak about other things, so we have to slow down a bit, keep the organisation in rein, if you want, to make sure that the focus actually therefore continues to be on the cost savings programme and not on the alliance there, but also for reasons that we haven’t got approval yet to work together means we can’t really start doing the preliminary work for the integration post-April 1st really until we’ve had approval from the authorities in especially Brussels, of course, as this is the main one there.

Paul Dewberry — Smith Barney

A couple of questions just following on from the last two points. Firstly, on North Atlantic and Asia Pacific you’ve given us the yield development, can you talk a bit about the pricing going on within the cabins and whether there’s a strong mix effect with Business Class coming back. Secondly, are you seeing any weakness in forward bookings for Asia in anticipation of another SARS outbreak? And thirdly, if the DOJ doesn’t approve the proposed deal by March, what are the implications for the April 1st deadline?

Yes, looking at yield, we see that premium traffic is increasing somewhat, so that is good news, we hope that that is a reflection as well of the somewhat better economic turns(?), it does mean that business travellers seem to be coming back. So the yield mix therefore is improving, indeed, on the Asia Pacific market as well as other markets. Looking at the forward bookings, just below last year’s level, I think I said that already, but nothing specific in Asia Pacific, other than that I already said towards the end of September we saw both traffic and yield developing in a positive way there, that continues so there is certainly no expectation of SARS, which means that either the market isn’t worried about it any more, realising that it’s no worse than the common flu, in the end, the effects of it are no worse, in fact are rather less bad than from the common flu. So don’t really know what the driver is there, but we certainly don’t see weakness there for forward bookings in Asia.

Well like in Brussels, already pre-announcement and continuing obviously post-announcement we have been talking to the DOJ in Washington. Given the reception we’ve had there so far towards the ideas, again we are confident there that we should also get the approvals in the next few months, ie also by sort of January/February timeframe, so that means that for now we continue to assume that we will have all the appropriate approvals in place by the end of February, enabling us to formally launch the tender off, or, to put it more precisely, to enable Air France to formally launch the tender offer early March, and the indications are so far so good, but we’ll have to see how it materialises. We feel that it’s important to keep the pressure on because we would like to complete the deal as quickly as possible, it’s not good to have such a long period, it’s already a long period anyway, in any other industry the period between announcement and closing of more than six months would be rather extraordinary. In this business, with all the political implications, it’s unfortunately the fact of life; they can need at least that amount of time. We do hope though that we will be able to deliver on that aspect, although that’s beyond our control somewhat within that time period.

Yes, one question on the freighters, you said they do better than expected. What’s happening there? Is it a structural thing and is it on the cost side, on the savings side?

The new planes just operate more efficiently, they have longer range, they have more ability to carry cargo than the old planes had, so we had assumed a higher utilisation of those aircraft, but utilisation is even higher than we had anticipated, so they are just very good planes. Clearly we were operating rather old planes, the two freighters that we had were from the mid 70s, so it’s quite a jump to go from the mid 70s to the new millennium, if you want. And, if anything, therefore we underestimated the ability of these aircraft.

Just the load factor that’s better.

But also the performance, we can get a higher performance, I mean asset utilisation, if anything in this business, is one of the most important things, so first of all it’s asset utilisation, we can fly more frequencies with those aircraft than we had anticipated, and they can actually carry a bit more load than we thought and we are able to fill the planes, which helps as well.

Okay then on the evaluation of the fleet, when do you have to impair, when not, when can you do extra depreciation, when not, what are the rules there? And because in the market the prices have dropped a lot of those planes.

Yes, market prices for aircraft are indeed very low, that’s true. What you look at for accounting purposes and therefore reporting purposes as well, is the earning power that aircraft have, so if the earning power of aircraft are sufficient to cover their cost of ownership, if you want, and enable you to make a margin, then you don’t have to take an extra impairment charge or extra depreciation therefore on aircraft. It’s a test we do together clearly with our external auditors at least once, sometimes twice a year, to look at that, looking at the portfolio of aircraft that we have, and looking at the earning power of those aircraft we don’t foresee any impairment charges going forward. If anything, if there would have been impairment charges, it might have risen on the phase out of the MD11, which is why, certainly from a financial point of view, at least there is at least one member of the management team that has been pushing very hard for actually delaying the phase out of those aircraft, because then there might have been a risk for impairment in 07/08, but given that we defer that now to 012, again we don’t foresee any impairment charges there either.

How do you calculate that earning power, because you have constant pressure on yield, so I would imagine there should be some decrease in the earnings power?

So like with any either short term budget or strategic plan that you do and the numbers you do there, you do certain assumptions on all sorts of developments, including yield developments, but also cost developments, and then in the end what you do in the calculation method you MPV those and you look at what the MPV is of the earnings you are going to do. And clearly if you’re applying that, it’s not an exact science of course, you have to make a number of assumptions there, we feel that the assumptions we are making are actually quite conservative, we are not assuming big growth going forward, that’s also not reflected indeed in the numbers. If you look at the actual numbers of how we replace our wide-bodied fleet, we’re not allowing for growth, certainly not in units. If there is an opportunity to grow, we could get more utilisation out of the aircraft, so there is room for growth in that respect. But on all of those bases there is no reason for impairment charges, in fact we’re quite comfortable there.

Thijs Berkelder — Petercam

On the cost savings plan you said works councils cause that kind of delay, are there more cost savings plans in your planning which more or less interfere with the cost savings plans of Air France? I can imagine, especially on the procurement side, that you maybe want to sign deals now with certain suppliers where it’s maybe smarter to sign a deal with another supplier in the combination in a year from now.

To start with, that last one, yes, but you have to be careful as to what you can do and what you’re not allowed to do, and I already said we don’t have regulatory approval as yet to start doing things like that, so for the time being we continue to do that on our own, although certainly in some areas, but then it’s more thinking about engineering and maintenance and jointly buying spare parts where the benefits would be. What we have looked at now, and you have seen the examples I gave, are more spending categories that aren’t really all that strategic in that respect, but we do feel that, if you want, beyond what we’re doing now, if we do start to work together there would be opportunity for the combined group to leverage purchasing power quite clearly in the market. And anything achieved there would be on top of the 650, so the 650 doesn’t allow for that, the 650 is something we have to do and want to do on our own and there’s no synergy advantage in any way, shape or form includes in those numbers, although, as we indicated when we did the announcement, we expect to achieve at least 4-500 million of synergies after about 4-5 years or so, we feel that’s a conservative estimate, by the way. But those things we will only start to really focus on once the deal has been completed.

You said the works council causing a delay; I would like to put it differently. We asked the works council to take a few weeks of their time or about a month of their time to actually concentrate on giving the advice on the co-operation with Air France, so I think it’s a bit unfair to the works council to say that they delay the process, we asked them to focus on another quite important topic, clearly that was of such importance that also the whole group had to be involved in that. So we’re picking it up again now, so we would really like to stay away from them slowing us down, because I don’t think that is entirely fair.

Participant name not given

Firstly, a couple of technical questions. The big decrease in ‘other operating expenses’ in the quarter, could you just outline exactly what that was? Also you made some comments on Transavia, I just wondered if you could make a comment on the profitability of basic air, if that’s possible, over the last quarter or even over the last half. And on the transaction with Air France, clearly the share market is indicating that the transaction is still relatively high risk, given the discount that KLM’s trading to the theoretical value, I’m wondering what you see as the biggest risk to the transaction not going ahead, whether it’s traffic rights issues, EU, unions, or what do you see as the biggest risk?

Okay starting off with the ‘Other operating expenses’, I already mentioned the deconsolidation of Buzz having effect there, clearly there’s some effects of the cost savings programme that are part of that, and then there’s some re-valuation effects of financial assets and liabilities, ie working capital, that go through that particular line as well, so they are the three major ones included in there, although the Buzz one is probably the single, or is the single largest item in there.

We don’t disclose and therefore discuss the profitability of basic air, what we do see though is a development that doesn’t really surprise us other than that the pressure in the market is somewhat more fierce than we had thought for this year, that is fair to say. So against expectations, both yield and volume are somewhat, but not very much, somewhat disappointing there, so the environment is a bit harsher, if you want, than we had expected, but otherwise they hold their own quite well, which actually is demonstrated by the results that they are making of course for the total of the charter and the low cost business, which, by the way, now is about 50/50 or so, given fleet compositions.

No, not profitability, given fleet compositions. Yes, what do I see as the biggest risk going forward? You’re quite right, though the discount has become somewhat less, it’s about 9% now, whereas after the announcement it was more 13-15% or so, so the market is getting a bit more confident. I think one of the reasons for that may well be the fact, as we have indicated that we have already been talking to the regulatory authorities, in the meantime Mr Monti has repeatedly been so kind as to say that he likes this deal, that he thinks that this is the way to go. Clearly, Mrs(?) de(?) Belatzio(?) was already supportive of ...*tape ends — some speech possibly missed*...we are therefore quite confident on the basis of what we know with the regulatory agencies in those two countries, but even on the basis of discussions with other countries as well, that the regulatory issue isn’t really going to be an issue, and that therefore the risk of this deal not going through is rather minimal.

And we need to realise things as well, I mean KLM has always been a foreign-owned airline, the majority of our shareholders have always been in the US and in the UK, quite frankly, and therefore we’ve always had some of these special foundations in place and some priority shares here and there, that if there would be a challenge to our nationality, that we could respond to that. And so in that sense, nothing much really changes, if anything our nationality has become more robust, certainly for the initial period now, than it may have ever been in the past, and early indicators are therefore that there won’t be any real issues from the political point of view, but everybody is looking at it, it’s certainly the topic that interests people in the industry a lot, and I was talking to another airline executive towards the end of last week and confirming that as well, people would like to see what happens to this transaction because it may well set in motion then the true consolidation that is so long overdue in this industry really.

Participant name not given

KLM is seeking an exit from it’s 50% stake in Martinair, sorry, ()()() seeking exit from its 50% share in Martinair. What’s the point of view from KLM in this respect and has the merger with Air France changed anything in this respect?

Yes, as KLM we continue to be interested in actually integrating Martinair into the KLM group. The reason why we want that is mainly driven by the cargo activities in Martinair. Unfortunately, because it’s a rather small passenger activity in Martinair, the authorities in Brussels so far have stopped us from doing that, so we continue to talk to them, we will, as part of this process again raise the issue, if you want, on the side, because we don’t want clearly anything like that to jeopardise the process in any way, and it would certainly help Netlloyd then because, indeed, they have stated they want to get out of this investment and, provided we could agree, if we were allowed to do it on price, then we would gladly help them with that situation, because we do feel that with the cargo business as it is at Martinair that there could be a real opportunity by combining the two cargo operations.

In the light of Air France, is it a complicating factor? Not really, because although between Air France, KLM and Alitalia cargo we would become the largest cargo player in the world, the cargo market is so fragmented that even then we would only have, I don’t even know the percentage off the top of my head, but I think about 11 or 12% of the market or so. So adding even Martinair to it then would still, although make us the biggest player, certainly here in Europe, not give us a dominant position other than maybe on a very limited number of specific routes that would have to be looked into. So yes, Netlloyd wants to sell, we would like to buy, but we need the approval to do that.

But considering the fleet of Martinair, will split up between the passenger part and the cargo part, would it be possible?

Yes, so there is the challenge there. Is that possible? I don’t know, it’s certainly very difficult, because if it were possible and relatively easy to do, it has already happened of course a long time ago, so you are hitting the button there, that is where the complexity sits and that is what therefore is stopping that from going ahead. We continue to look at the situation with all the creativity that we have, we will see what that brings us. Of course for us, maybe as a last remark, it’s less of a hindrance than Netlloyd, I mean although we would like to integrate more, it doesn’t hurt us in the portfolio, Netlloyd is clearly a bit more eager to get rid of this ().

Next question please.

Participant name not given

A question on your FTE developments in the coming next two quarters, we are looking at 1600 21(?). Are you aiming for 800 each quarter or will they most come in fourth quarter? And also on the agreement with the unions on the Air France deal, what was the philosophy of the five years contract, because you’re tying your hands with.

Maybe on the phasing of the FTEs, it will be probably be relatively equal spread, at least over the quarters, there will be a surge in FTEs leaving the company with the start of the winter schedule, which is next week, because that is a moment where a lot more people will actually leave the company, but looking at it in totality it’s probably fairly evenly spread over the two quarters, although within the quarter and certainly this current quarter we’ll see a big surge around November 1st in the numbers.

Yes, we reached an agreement with the unions that, as a result of the merger with Air France, that there would be no forced redundancies, normal attrition possible but no forced redundancies, in principle, if the environment is not hostile to us, but also another proviso in that was that we would also still be allowed to further reduce staff if the performance of KLM would be lagging behind the peer group. So we feel that there is sufficient leverage there to basically manage the company going forward, but at the same time, at that is what we have shared with the unions and that’s why also we were happy to put the five years in, from the co-operation with Air France we indicated that we initially see jobs disappearing of between 300 and 500 or so, some of them are clearly abroad, which are not really affected, or really are not affected by this agreement, so it does mean that for people in the Netherlands, yes, we have to make an effort to find them a different place in the company if all those other conditions at least don’t materialise.

Given that we are on a growth scenario with Air France, I mean the reason why we’re working with them and why we decided to team up was not to team up and shrink, but to team up and to become a more formidable market force and to start squeezing out others on the basis of the strength of the two airlines, which means that therefore the two airlines will have a growth objective again, certainly for the discussion in the Netherlands here, they talk about the five years and the eight years assurances. If anything, in eight years from now we hope to operate, and it’s the intention to operate, a larger KLM than we do today. So given the minimal numbers of staff involved, given that natural attrition is allowed, because it only relates to forced redundancy, we feel quite comfortable that we can accommodate these numbers on the basis of an agreement like that. And it should also be seen, because the negotiating position in that respect was not an easy one, that with the different relationships in France on labour, Air France management felt it was appropriate to give a guarantee on that issue to their unions, which clearly left us in the end with little choice, and rightfully so, to give a similar commitment to the unions here in the Netherlands, although we included the proviso that I just referred to on epidemics, war, economy, as well as performing at least as good if not better than our peers, because as long as we are not at that level we can continue to do what is required to restore the profitability of the company.

Participant name not given

Would you expect Alitalia to join KLM Air France any time soon?

The only surprise is how long it took for that question to come really, so I was already considering volunteering the answer there. Clearly Alitalia needs to do a lot of work, and we set two conditions, ‘we’ being in this case Air France and KLM. They are very welcome to join us, in fact we would like them to join us very much and they are of course already a Skyteam partner, but also in the integration of this European airline that we want to create, but really they need to do two things. They need to restructure, their performance is not good so they need to restructure, they need to come to profitability. That is therefore one requirement, and the other one is not surprisingly I’m sure is that they need to be convincingly privatised as well. So as soon as they meet those two conditions, we would really welcome them into the Air France KLM holding. We, however, think that it will take a few years for them to come to that point, as opposed to the few months that they might have been implying there, so we think that it is somewhat more distant than the Italians think.

Participant name not given

I have to ask, how long do you expect until they get to profitability?

I think you should ask Mr Mangotzi(?) that, and I’m sure you will.

Participant name inaudible

Back on Netlloyd and Martinair. Is it possible that you agree with Netlloyd on a dividend payment by Martinair to both companies?

No I don’t really think so. I mean Martinair is a typical airline and typical airlines means that the business is not very good at the moment. And the financing opportunities that Martinair has are, for example, rather less than we; for example, have at KLM, even in the very difficult circumstances that we are in at the moment. So just about the last thing that Martinair would be able to afford itself is to pay a dividend to its shareholders, although on the reverse I should say as well that certainly, speaking on behalf of this shareholder, but I think Netlloyd as well, we also have no intentions whatsoever to put extra money into Martinair either, they need to do their own thing in that respect. But therefore we don’t expect any big dividends.

Maybe while the microphone goes to somebody else, there was one question via email on the fuel hedging policy there. Maybe to say that for the remainder of this year and including the sort of 15% natural hedge we have on the cargo side of the business, where we increase prices on an agreed basis when fuel prices rise, we’re virtually hedged 100% for the next six months therefore, and for the period April to December 04 we’re currently hedged for about 40% or so. So that was a question that came through, in the meantime the microphone has arrived in the front row here.

Participant name inaudible

I am interested in the proportion of your premium class passenger, ones on midhaul and ones on longhaul. And then second question, Rob, if I want to buy one of your 10 year old MD11s, first how much I have to pay for it? Second, if I bring them to North America, the(?) Boeing, and reconfigurate as a cargo freighter, what do you think in your view how much I have to pay for it?

On the split, I certainly have it in total in that premium revenue passengers are about 10% of the total, responsible for about 25% or so of our turnover, that’s overall, I don’t have the split for Europe and ECA(?) separately. On the MD11s, you would have to ask somebody else; I am not selling any so therefore I am not indicating any prices. I do know that there are willing buyers in the market, we have been approached for our MD11s by, indeed, parties, although we would like to do the work ourselves then in that case to convert them into freighters, because that seems to be the destiny for these MD11s and certainly for ours, because ours do have the right engines to be cargo planes, ie the GE engines as opposed to the Pratt & Whitney ones. And yes we do have the large cargo door already in our planes as well. So there is an interest there, it’s actually a lot of interest because, like I said, we get approached for it, but we don’t engage in the discussion because most value can be created for us by actually continuing to fly them as passenger planes, so for the time being we’re not in the market to sell that, hence no asking price.

Nick Van De Brul — BNP Paribas

Hi, just a quick question on the working capital. It’s now on a deteriorating trend for two months, two quarters, sorry, and I understand it’s largely related to late booking, or later booking patterns, one of the influences. Can you explain a) what’s going on and b) how long this trend is continuing and when will it actually flatten out on your current estimates?

Yes, it’s somewhat difficult to estimate, in all honesty. We do see, indeed, an increase in receivables from travel agents, as you rightfully say, that is a reflection of later booking patterns, we don’t see deterioration in the ageing, though, of our receivables, ie money keeps on coming in on time, so that effect isn’t there, if anything it’s also a reflection of a business that’s picking up. I mean more receivables is, indeed, bad from a cash flow point of view, but it’s good at least if there is no deterioration in the ageing from a business point of view, quite frankly, and if business were to improve then there is a slightly higher, there’s no two ways about it, demand on working capital there. We are not really worried about it, the focus does continue on cash management and on working capital in all of our businesses, if anything that’s something the company, maybe the industry, but certainly KLM has learned over the past few years to be much more cash focused than we used to be in the past. So there’s not a worrying development from our perspective, I would hope actually for it not to deteriorate much further than this, but that’s just about all I can say about it I think.

Damien Horth — UBS

The reductions in commercial cost travel agency spend; it continues to be very impressive. Can you just talk about exactly where you’ve cut commission, what you’re doing elsewhere and how long you expect these sort of reductions to continue?

Yes, there’s a number of things that are happening on the commercial side of the business. One is just organising it more effectively, so there’s a number of internal reasons. In this cost-savings programme we’ve done away with half of our marketing department, for example, I mean we felt that we were overstaffed in a number of areas still, so that is a not insignificant part of it. At the same time, as I’m sure you are aware, we continue to put pressure on the commissions that we’re paying to agencies and we have a well orchestrated and well managed, I should say as well, programme in place to manage commissions down to the lowest level we can. Clearly, in most markets we are followers, but certainly in those markets where we are leaders, the most important one clearly being the Netherlands here, we are leading that progress and are being effective at it. But also the disintermediation that has taken place, we’ve set ourselves certain targets that to some extent we shared with you, on what we want to book via the internet and, if anything, our performance is ahead of target there, so that continues, that focus continues as well. But also, as you may recall, when we were talking about external spend to reduce that, we’re also talking to the GDSs there to lower the amounts of money we’re paying to them, and again we’re making inroads there as well by doing things differently, coming to slightly different agreements there with them. All of that is helping us to drive our costs down. Is there still a significant opportunity? Certainly on the commission side and the disintermediation side going forward, yes. In the internal restructuring, less so, at least until the moment we actually start to integrate the sales organisations, because that is the one area where we would look clearly with integration with Air France and that’s part of the synergies that we have announced as well, and also people-wise, the biggest impact clearly will be in the sales and marketing organisation there, so that is a further step that we would take there.

Just to follow up on that, what is your internet booking rate now and how does that split between direct through KLM.com and how much is internet travel agency? And another follow question is, with the GDSs, are you looking at the discounted products that some of the American GDSs are offering () new(?) products? Is that something, which is on the agenda?

We’re trying to look at new ways to do business with the GDSs, I don’t want to go into too much detail there, quite frankly, as to what we are doing, because, if anything, we always hope to create, for whatever short(?) a period, a competitive advantage with the way in which we do business with many of our suppliers obviously.

The split between KLM.com and other internet bookings, I wouldn’t have, quite frankly. Where we are at with our sales is we are close to the 10%(?) level now with internet bookings, so that is doubling from last year and that puts us on track because we have said that we wanted to grow in a period of about three to four years to at least 40% from a basis of about 40% annually, so if we look at the running total we are actually, as I already said, slightly ahead of that target, and it’s also things like special fares, whenever we do them, we only make those available via KLM.com, for example, there’s no other access to special fares, for example, so we’re trying to encourage the use as much as we can.

Participant name not given

Yields have improved towards the end of the quarter, the press release says. Was this a structural development and do you believe that this view could improve year over(?) year(?) towards the end of this fiscal quarter as well?

I’m unfortunately not a visionary and towards the end of the quarter is, as we say in Dutch, one swallow doesn’t make a summer, and maybe in English as well, I don’t know, so it’s very early days to say that, so I certainly don’t want to put an outlook like you are suggesting on almost anecdotal evidence of the last few weeks of September, but it was there, we did experience it, we’ll have to see whether that materialises going forward or not. As an industry, I think we would welcome a bit of backwind in that respect, it doesn’t only help our planes fly but it would also, indeed, help the bottom line clearly if that were to happen, but it’s just too early days to comment on a firm statement there than what we’ve done so far.

Any other questions? Let me look at certainly the email questions, I think we’ve covered all of those by now.

Any questions from anybody in the audience?

Closing Comments

Okay then thank you very much for your attendance if you have any remaining questions you didn’t come up with yet then you know where to find us. Thank you, once again, for being here this afternoon.